SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 25)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Gill

c/o Juvenescence Limited

1st Floor, Viking House

St Pauls Square, Ramsey

Isle of Man, IM8 1GB

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 79,180,922[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 79,180,922[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,180,922[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 78.6%
14.	TYPE OF REPORTING PERSON CO

1 Comprised of (i) 16,447,500 shares of Common Stock held directly by Juvenescence US Corp., (ii) 1,770,497 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility, (iii) 10,357,086 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note, (iv) 29,388,888 shares of Common Stock held directly by Juvenescence US Corp. that may be issued upon conversion of 211,600 shares of Series A Preferred Stock, (v) 20,611,111 shares of Common Stock held directly by Juvenescence US Corp. that may be issued upon conversion of 148,400 shares of Series B Preferred Stock and (vi) 605,840 shares of Common Stock that may be issued upon conversion of outstanding amounts under the A&R Secured Note at the closing price of the Common Stock on August 17, 2023 (capitalized terms are defined below).

1.	NAME OF REPORTING PERSON Juvenescence US Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,447,499
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 66,447,499
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,447,499
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 75.6%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, Amendment No. 6 filed February 9, 2021, Amendment No. 7 filed February 17, 2021, Amendment No. 8 filed May 11, 2021, Amendment No. 9 filed May 11, 2021, Amendment No. 10 filed September 14, 2021, Amendment No. 11 filed November 2, 2021, Amendment No. 12 filed November 18, 2021, Amendment No. 13 filed December 13, 2021, Amendment No. 14 filed February 14, 2022, Amendment No. 15 filed February 22, 2022, Amendment No. 16 filed April 11, 2022, Amendment No. 17 filed June 24, 2022, Amendment No. 18 filed August 23, 2022, Amendment No. 19 filed October 25, 2022, Amendment No. 20 filed December 15, 2022, Amendment No. 21 filed January 25, 2023, Amendment No. 22 filed February 17, 2023, Amendment No. 23 filed March 22, 2023 and Amendment No. 24 filed April 12, 2023, the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Persons beneficially owns an aggregate of 79,180,922 shares of Common Stock, representing (i) 16,447,500 shares of Common Stock held directly by Juvenescence US Corp., (ii) 1,770,497 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility (as defined below), (iii) 10,357,086 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note (as defined below), (iv) 29,388,888 shares of Common Stock held directly by Juvenescence US Corp. that may be issued upon conversion of 211,600 shares of Series A Preferred Stock, (v) 20,611,111 shares of Common Stock held directly by Juvenescence US Corp. that may be issued upon conversion of 148,400 shares of Series B Preferred Stock and (vi) 605,840 shares of Common Stock that may be issued upon conversion of outstanding amounts under the A&R Secured Note at the closing price of the Common Stock on August 17, 2023. This aggregate amount represents approximately 79.5% of the Issuer’s outstanding common stock, based upon 37,951,261 shares outstanding as of August 8, 2023, as reported on the Issuer’s Annual Report filed on Form 10-Q on August 14, 2023, and giving effect to the exercise of the Warrants and conversion of amounts outstanding under the A&R Secured Note and the Spring 2023 Note (and assuming the Amendment Caps do not apply).

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On July 21, 2023, the Issuer and the Reporting Person entered into an Exchange Agreement pursuant to which the Issuer agreed to issue to the Reporting Person 211,600 shares of a newly authorized Series A Preferred Stock and 148,400 shares of a newly authorized Series B Preferred Stock in exchange for the cancellation of a total of $36 Million of indebtedness consisting of the outstanding principal amount of certain loans made by the Reporting Person to the Issuer and loan origination fees accrued with respect to those loans. The consummation of the exchange of indebtedness for Preferred Stock occurred on July 24, 2023. The exchange of the indebtedness for shares of Series A Preferred Stock and Series B Preferred Stock (collectively referred to as the “Preferred Stock”) was implemented for the purpose of bringing the Issuer common stock back into compliance with the continued listing requirements of the NYSE American that require the Issuer to have at least $6 Million of stockholders equity; however the continued listing remains dependent upon a determination by the NYSE American that the Issuer has regained compliance with their listing standards. A copy of the Exchange Agreement is attached as Exhibit 14 hereto and is incorporated by reference herein.

At the same time, the Issuer and the Reporting Person entered into a Registration Rights Agreement pursuant to which the Issuer has agreed to use commercially reasonable efforts to register the for sale under the Securities Act of 1933, as amended (the “Securities Act”) the shares of common stock issuable upon conversion of Preferred Stock. A registration statement must be filed upon request of the Reporting Person if Form S-3 is available to the Issuer. the Reporting Person will also have “piggy-back” registration rights if the Issuer files a registration statement for the sale of shares for itself or other stockholders, subject to certain customary exceptions based on the nature of the registration statement. The Issuer will bear the expenses of the registration statement but not underwriting or broker’s commissions related to the sale of the common stock. The Issuer and the Reporting Person will indemnify each other from certain liabilities in connection the registration, offer, and sale of securities under a registration statement, including liabilities arising under the Securities Act. A copy of the Exchange Agreement is attached as Exhibit 15 hereto and is incorporated by reference herein.

The following summary of the principal terms of the Series A Preferred Stock and Series B Preferred Stock is a summary only and does not purport to be complete, and is qualified in all respects by the full terms of the Series A Preferred Stock and Series B Preferred Stock, including the respective powers, designations, preferences, rights qualifications, limitations, and restrictions of each such series of Preferred Stock, are set forth in the respective forms of Certificate of Designation of each such series of Preferred Stock filed as Exhibits 16 and 17 hereto and are incorporated by reference herein.

The Preferred Stock is not entitled to receive any payment or distribution of cash or other dividends. In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Issuer, subject to the preferences and other rights of any senior stock, before any assets of the Issuer shall be distributed to holders of common stock or other junior stock, all of the assets of the Issuer available for distribution to stockholders shall be distributed among the holders of Series A Preferred Stock and Series B Preferred Stock and any other “parity stock” that may be issued ranking pari passu with those series of Preferred Stock with respect to liquidation rights, in proportion to the number of shares of Series B Preferred Stock and parity stock held by each such holder as of the record date for the determination of holders of Series A Preferred Stock, Series B Preferred Stock, and parity stock entitled to receive such distribution, until the Issuer shall have distributed to the holders of those shares an amount of assets having a value equal to the subscription price per share. If the assets of the Issuer shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Series A Preferred Stock, Series B Preferred Stock and parity stock shall be ratably distributed among such holders. The (i) acquisition of the Issuer by another entity by means of any transaction or series of transactions (including, without limitation, any reorganization, merger or consolidation) in which the stockholders of the Issuer immediately before such transaction or series of transactions do not own a majority of the outstanding stock of the surviving or acquiring corporation upon completion of such transaction or series of transactions or (ii) a sale of all or substantially all of the assets of the Issuer in a single transaction or series of related transactions, shall be deemed a liquidation.

Each share of Preferred Stock shall be convertible into a number of shares of the Issuer common stock determined by dividing (x) a number equal to the number of dollars and cents comprising the subscription price, by (y) a number equal to the number of dollars and cents comprising the conversion price. The subscription price per share of Preferred Stock is $100 which was paid through the exchange of indebtedness for shares of Preferred Stock. The conversion price per share of Series A Preferred Stock or Series B Preferred Stock is $0.72 which was the closing price of the Issuer common stock on the NYSE American on the last trading day immediately preceding the execution of the Exchange Agreement.

Preferred Stock shall be convertible into common stock at the election of the holder of shares of Preferred Stock at any time and from time to time.

The outstanding shares of Series A Preferred Stock shall automatically be converted into common stock without any further act of the Issuer or its stockholders (“Automatic Conversion”) upon the earliest of: (x) the date on which the Issuer or a subsidiary shall have consummated a merger with Serina Therapeutics, Inc., an Alabama corporation (“Serina”), or a subsidiary thereof; and (y) February 1, 2024. Further, if the holders of at least a majority of the outstanding shares of Series A Preferred Stock approve or consent to the Automatic Conversion of the shares of that series, then the outstanding shares of Series A Preferred Stock shall be converted into common stock upon such approval or consent.

The outstanding shares of Series B Preferred Stock shall automatically be converted into common stock without any further act of the Issuer or its stockholders upon the earliest of: (x) the date on which the Issuer or a subsidiary shall have consummated a merger with Serina or a subsidiary thereof; and (y) February 1, 2024, provided that such conversion is not limited by the 19.9% Cap or the 50% Cap as described below; and if Automatic Conversion would then be limited by the 19.9% Cap or the 50% Cap, the Automatic Conversion shall take place on the tenth day after such stockholder approvals have been obtained as may be required to permit such Automatic Conversion without the limitations of the 19.9% Cap and the 50% Cap. Further, if the holders of at least a majority of the outstanding shares of Series B Preferred Stock approve or consent to the Automatic Conversion of the shares of that series, and the conversion is not then limited by the 19.9% Cap or the 50% Cap, then the outstanding shares of Series B Preferred Stock shall be converted into common stock upon such approval or consent.

If under the rules of the NYSE American or any other national securities exchange on which the Issuer common stock may be listed, approval by the Issuer stockholders would be required in connection with the issuance of common stock in excess of the “19.9% Cap” upon any conversion of Series B Preferred Stock, then unless and until such stockholder approval has been obtained, the maximum number of shares of common stock that may be issued upon conversion of all shares of Series B Preferred Stock shall be an amount equal to the 19.9% Cap. The 19.9% Cap means 7,550,302 shares of common stock, which is 19.9% of the shares of common stock outstanding on February 14, 2022 when the 2022 secured convertible promissory note, a portion of which has not been approved by the Issuer stockholders for conversion into common stock without regard to the 19.9% Cap and 50% Cap, was issued.

If under the rules of the NYSE American or any other national securities exchange on which the Issuer common stock may be listed, approval by the Issuer stockholders would be required in connection with the issuance of common stock in excess of the 50% Cap upon any conversion of Series B Preferred Stock, then unless and until such stockholder approval has been obtained, the maximum number of shares of common stock that may be issued to a holder of Series B Preferred Stock upon conversion of such shares shall be an amount that, when added to other shares of common stock owned by such holder immediately prior to such conversion would equal one share less than the 50% Cap.

If the Issuer shall (a) declare a dividend or make a distribution on its common stock in shares of common stock, (b) subdivide or reclassify the outstanding common stock into a greater number of shares, or (c) combine or reclassify the outstanding common stock into a smaller number of shares, the conversion price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted. If the Issuer shall (i) declare a dividend or make a distribution on a series of Preferred Stock in shares of Preferred Stock, (ii) subdivide or reclassify the outstanding shares of a series of Preferred Stock into a greater number of shares, or (iii) combine or reclassify the outstanding shares of a series of Preferred Stock into a smaller number of shares, the subscription price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted. Successive adjustments in the conversion price or subscription price, as applicable, shall be made whenever any event specified above shall occur.

No fractional share of common stock or scrip shall be issued upon conversion of Preferred Stock. Instead of any fractional share of common stock which would otherwise be issuable upon conversion of any Preferred Stock, the Issuer will pay a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest at the then fair value determined in accordance with the terms of the Preferred Stock.

The following matters shall require the approval of the holders of a majority of the shares of a series of Preferred Stock then outstanding, voting as a separate class: (i) creation of any Preferred Stock ranking as senior stock to the series with respect to liquidation preferences; (ii) repurchase of any shares of common stock or other junior stock except shares issued pursuant to or in connection with a compensation or incentive plan or agreement approved by the Board of Directors for any officers, directors, employees or consultants of the Issuer; (iii) any sale, conveyance, or other disposition of all or substantially all the Issuer’s property or business, or any liquidation or dissolution of the Issuer, or a merger into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) but only to the extent that the Delaware General Corporation Law requires that such transaction be approved by each class or series of Preferred Stock; (iv) any adverse change in the powers, preferences and rights of, and the qualifications, limitations or restrictions on, the series of Preferred Stock; or (v) any amendment of the Issuer’s Certificate of Incorporation or Bylaws that results in any adverse change in the powers, preferences and rights of, and the qualifications, limitations or restrictions on, the series of Preferred Stock. However, the terms of the Preferred Stock do not restrict or limit the rights and powers of the Board of Directors to fix by resolution the rights, preferences, and privileges of, and restrictions and limitations on, stock ranking as parity stock or junior stock to a series of Preferred Stock. Except as may otherwise be required by the Delaware General Corporation Law, as the same may be amended from time to time, the Preferred Stock will have no other voting rights.

On each of May 19, 2023, June 7, 2023, July 5, 2023 and August 1, 2023, the Reporting Person funded additional advances to the Issuer each in the principal amount of $500,000.

On June 2, 2023, the Issuer and the Reporting Person entered into an amendment to the A&R Secured Note, to provide that (i) the Issuer may draw on the available portion of the line of credit under the A&R Secured Note until the earlier of the date a Qualified Offering as defined in the Secured Note is consummated by the Issuer or October 31, 2023 (subject to the Reporting Person’s discretion to approve each loan draw as provided in the A&R Secured Note), (ii) the Issuer will not be obligated to issue additional common stock purchase warrants to the Reporting Person in connection with the receipt of loan funds made available pursuant to the previously executed second amendment to the A&R Secured Note, and (iii) the definition of Reverse Financing Condition is amended to extend to June 20, 2023 the referenced deadline for fulfillment of the condition to permit borrowing or other incurrence of indebtedness by Reverse Bioengineering, Inc.

On July 31, 2023, the Issuer and the Reporting Person entered into a Fourth Amendment (the “Fourth Amendment”) to the A&R Secured Note to provide that (i) the definition of Reverse Financing Condition is amended to extend to October 31, 2023 the referenced deadline for fulfillment of the condition to permit borrowing or other incurrence of indebtedness by the Issuer’s subsidiary Reverse Bioengineering, Inc., and (ii) the Reporting Person may convert the outstanding amount of the A&R Secured Note loans or any portion of such loans into the Issuer common stock without restriction by the “19.9% Cap” if the Reporting Person elects to convert those amounts at a conversion price or prices equal to the “Drawdown Market Prices” applicable to such loan amounts in lieu of a lower conversion price set with reference to the current market price of the Issuer common stock at the time of conversion. The 19.9% Cap is a provision of the A&R Secured Note that limits the amount of common stock that the Reporting Person may acquire through the conversion of A&R Secured Note loans in order to comply with NYSE American requirements pertaining to the amount of shares that a listed company, such as the Issuer, may sell at a price less than the market prices prevailing at the time the loans were made.

On July 31, 2023, the Issuer and the Reporting Person also entered into an amendment to the Spring 2023 Note that mirrors the amendments of the A&R Secured Note described above, and also creates an earlier time window, ending October 31, 2023, during which the Reporting Person may elect to convert any amount outstanding under the Spring 2023 Note into shares of the Issuer common stock. After October 31, 2023, the Reporting Person may convert outstanding amounts under the Spring 2023 Note into the Issuer common stock on any date more than ninety (90) days after the earlier of (a) the occurrence of a Qualified Merger as defined, and (b) March 13, 2024. the Reporting Person has exchanged the $10 million principal amount of Spring 2023 Note for shares of the Issuer Series B Preferred Stock, and the remaining amount payable and convertible into common stock is approximately $692,800 of accrued loan origination fees.

On August 9, 2023, the Reporting Person transferred 211,600 shares of the Issuer’s Series A Preferred Stock and 148,400 shares of the Issuer’s Series B Preferred Stock to its wholly-owned subsidiary, Juvenescence US Corp.

Item 7 and the related Exhibit Index are hereby supplemented as follows:

Exhibit 14	Exchange Agreement, dated July 21, 2023, between the Issuer and the Reporting Person (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on July 21, 2023)

Exhibit 15	Registration Rights Agreement, dated July 21, 2023, between the Issuer and the Reporting Person (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed on July 21, 2023)

Exhibit 16	Form of Certificate of Designation of Series A Preferred Stock (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on July 21, 2023)

Exhibit 17	Form of Certificate of Designation of Series B Preferred Stock (incorporated by reference from Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed on July 21, 2023)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: August 24, 2023

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	Executive Chairman

Date: August 24, 2023

JUVENESCENCE US CORP.

By:	/s/ David Gill
Name:	David Gill
Title:	Vice President and Treasurer